SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of	May	2018
Commission File Number	001-36458

Neovasc Inc.
(Translation of registrant’s name into English)
Suite 5138 – 13562 Maycrest Way Richmond, British Columbia, Canada V6V 2J7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Neovasc Inc.
(Registrant)

Date: May 10, 2018	By:	/s/ Chris Clark
		Name:	Chris Clark
		Title:	Chief Financial Officer

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

Document 1	News Release dated May 10, 2018 - Neovasc Announces Results for the First Quarter 2018

Document 1

Neovasc Announces Results for the First Quarter 2018

NASDAQ, TSX: NVCN

VANCOUVER, May 10, 2018 /CNW/ - Neovasc Inc. ("Neovasc" or the "Company") (NASDAQ, TSX: NVCN), a leader in the development of minimally invasive transcatheter mitral valve replacement technologies, today announced financial results for the quarter ended March 31, 2018 (all figures in U.S. dollars unless otherwise indicated).

"Despite a challenging period for our shareholders, we are encouraged by our improved financial position through the receipt of $12.3 million in proceeds from investor-initiated exercises of Series C warrants that were issued during our November 2017 public offering," commented Fred Colen, Neovasc's Chief Executive Officer. "This additional capital provides us with increased runway to support our clinical and operating activities into early 2019 at our current cash burn rate, including achieving further clinical milestones for Tiara and increasing commercial sales of Reducer in Europe."

"We continue to see steady enrollment progress in our Tiara I and II studies, with 34 patients implanted with Tiara to-date in these trials, compared to 21 patients at the end of 2017," continued Colen. "The initial development of the transfemoral, trans-septal version of Tiara is on track, and we are pleased to report that we completed our first, small animal feasibility study with a first set of prototypes and that for the first time in the history of Tiara, we have been able to access the heart trans-septally, to pass through the mitral valve annulus from the right side of the heart and deploy a Tiara mitral valve".

"We are pleased to have had several scientific articles published which presented data on Reducer, including an editorial in the Journal of the American College of Cardiology (JACC) publication, Vol. 11, No. 8, 2018 by Dr. Wijns and Dr. Behan: "New Treatment Options for the "No Option" Patient with Refractory Angina." We are excited to have additional Reducer data included in these peer-reviewed publications, including U.S. publications, to help drive greater industry awareness of the Reducer," concluded Colen.

The Tiara Mitral Valve
The Tiara™ mitral valve (the "Tiara") has demonstrated its potential in a total patient population of 56 patients as a viable clinical treatment in the early results of the Company's clinical trials, as well as in compassionate use cases for patients with severe Mitral Regurgitation and enlarged left ventricles and in patients at high risk for surgery.

Enrollment of patients in the European Tiara II ("TIARA-II") CE Mark clinical study continues to scale, in part due to implementation of an easy-to-use, local pre-screening process and tool for physicians and clinical sites. Neovasc also increased its field clinical engineering support in Europe, which will allow it to support additional sites, as well as reduce the time from when a site identifies a patient to when they are enrolled and scheduled to have the procedure. These efforts complement our initiative to recruit and qualify additional clinical study sites in Germany, the UK, Spain, the Netherlands and Israel.  Currently, we have ten clinical sites: five in Germany, three in Italy and two in the UK.  Our goal is to add clinical sites in Germany, the UK, Spain, Israel and the Netherlands. As a result, the Company believes the TIARA II study is on track for the application for CE Mark approval submitted in 2020.

Year-to-date, there have been 13 implants of Tiara, with 8 for TIARA-II and 5 for the TIARA-I study. The apical in/out procedure time for the most recent 4 TIARA-II implants were 9 minutes, 9 minutes, 10 and 12 minutes, respectively. For the 2 recent TIARA-I implants, they were 11 minutes and 45 minutes (mainly due to challenging echo imaging quality).

There have been 16 patients enrolled in the TIARA-II study out of the total 115 required under the trial design.  The 30-day survival rate of the Tiara remains at 90% overall and is at 93% for the TIARA-II study.

The Reducer
The Company is encouraged by the ramping of market interest in the Neovasc Reducer™ (the "Reducer"), which includes five new, independent articles in scientific publications. The clinical results discussed in these articles include data from 96 Reducer patients in two separate single center studies, which is encouraging. The studies each highlight the data that demonstrate real world clinical results and are very consistent with the randomized COSIRA trial outcomes. The TCTMD publication and the Editorial in JACC point to a new option for the treatment of these Refractory Angina patients. The Company believes, the case report for the first time powerfully demonstrates increased perfusion of the ischemic regions of the heart in a human in these published PET pictures.

Implant rates for the Reducer are gaining traction in Europe and the Middle East, with a 29% increase in Reducer implants and a 30% increase in revenue for the first quarter of 2018 compared to the first quarter of 2017. This puts the commercial efforts on-track to achieve the Company's goal of achieving a doubling of implants for the Reducer in Europe in 2018 over 2017. One of the drivers behind this success is the NUB 1 status for new therapies in Germany, which the Reducer received at the end of January 2018.

The Company continues to enroll in the Reducer I clinical study and is exploring options for initiating of the COSIRA-II IDE study, a 385-patient study to be conducted at up to 35 centers in the United States, which was approved by the FDA in late 2017.

Results for the three months ended March 31, 2018 and 2017

Revenues
Revenues decreased 77% to $339,922 for the three months ended March 31, 2018, compared to revenues of $1,481,360 for the same period in 2017. In December 2017, the Company closed its contract manufacturing and consulting services business and is now focused on the commercialization of its own product, the Reducer.

Sales of the Reducer for the three months ended March 31, 2018 were $339,922 compared to $260,765 for the same period in 2017, representing an increase of 30%. The Company is encouraged by the progress this year, but recognizes that future revenues may be unstable before the Reducer becomes widely adopted.  The continued success of the commercialization of the Reducer will be dependent on the amount of internal resources allocated to the product, obtaining appropriate reimbursement codes in various territories and correctly managing the referrals process.

Cost of Goods Sold
The cost of goods sold for the three months ended March 31, 2018 was $87,393 compared to $808,628 for the same period in 2017. The overall gross margin for the three months ended March 31, 2018 was 74%, compared to 45% gross margin for the same period in 2017.  The gross margin now reflects the gross margin on the Reducer product only.

Expenses
Total expenses for the three months ended March 31, 2018 were $6,755,420, compared to $8,489,404 for the same period in 2017, representing a decrease of $1,733,984 or 20%.  The decrease in total expenses for the three months ended March 31, 2018 compared to the same period in 2017 reflects a $779,622 reduction in general and administrative expenses due to restructuring of the Company and a $1,054,132 decrease in product development and clinical trial expenses to preserve cash resources.

Selling expenses for the three months ended March 31, 2018 were $286,938, compared to $187,168 for the same period in 2017, representing an increase of $99,770, or 53%. The increase in selling expenses for the three months ended March 31, 2018 compared to the same period in 2017 reflects an increase in costs incurred for commercialization activities related to the Reducer.  The Company continues to minimize its selling expenses as the cash resources of the Company are still limited.

General and administrative expenses for the three months ended March 31, 2018 were $2,469,091, compared to $3,248,713 for the same period in 2017, representing a decrease of $779,622 or 24%.  The decrease in general and administrative expenses for the three months ended March 31, 2018 compared to the same period in 2017 can be substantially explained by a $812,580 decrease in litigation expenses (as there are fewer ongoing litigation matters) and a $586,159 decrease in share-based payments (as the option awards in 2018 were lower in value than in 2017) offset by a $576,364 charge for employee termination expenses due to restructuring of the Company.

Product development and clinical trial expenses for the three months ended March 31, 2018 were $3,999,391 compared to $5,053,523 for the same period in 2017, representing a decrease of $1,054,132 or 21%.  The decrease in product development and clinical trial expenses for the three months ended March 31, 2018 was the result of a $653,973 decrease in share-based payments (as the option awards in 2018 were lower in value than in 2017) and a $366,227 decrease in other expenses, as the cash resources of the Company are still limited.

Other Income and Loss
The other loss for the three months ended March 31, 2018 was $48,324,003 compared to income of $28,299 for the same period in 2017, an increase in other loss of $48,352,302.  The increase in the other loss can be substantially explained by the accounting treatment of the November 2017 financings, which resulted in a $49,277,477 increase in net loss between the periods.

Losses
The operating losses and comprehensive losses for the three months ended March 31, 2018 were $6,502,891 and $55,466,915, respectively, or $0.38 basic and diluted loss per share, as compared with losses of $7,816,672 and $7,927,304, or $0.10 basic and diluted loss per share, for the same period in 2017.

The $47,539,611 increase in the comprehensive loss incurred for the three months ended March 31, 2018 compared to the same period in 2017 can be substantially explained by the accounting treatment of the November 2017 financings, resulting in an unrealized loss on derivative liability and convertible note of $4,337,049, a realized loss of $17,557,693 on the exercise of warrants and $27,382,735 amortization of deferred loss. This was offset by a $779,622 reduction in general and administrative expense and a decrease in product development and clinical trial expenses of $1,054,132.

Discussion of Liquidity and Capital Resources
Neovasc finances its operations and capital expenditures with cash generated from operations and equity and debt financings.  As at March 31, 2018, the Company had cash and cash equivalents of $12,261,559 compared to cash and cash equivalents of $17,507,157 as at December 31, 2017.  The Company will require significant additional financing in order to continue to operate its business.  Given the current nature of the Company's capital structure, there can be no assurance that such financing will be available on favorable terms, or at all.

The Company is in a negative working capital position of $1,275,879, with current assets of $14,036,460 and current liabilities of $15,312,339.  However, of the current liabilities, only $2,231,090 are cash liabilities, as the liability for the senior secured convertible notes (the "Notes") and the derivative liability from the November 2017 underwritten public offering (the "Public Transaction") and private placement (the "Private Placement" and together with the "Public Transaction" the "2017 Financings") are accounting entries to account for the value of the instruments issued in the 2017 Financings.

Cash used in operating activities for the three months ended March 31, 2018, was $5,245,425, compared to $6,308,755 for the same period in 2017.  For the three months ended March 31, 2018, operating expenses were $5,909,597, compared to $6,193,498 for the same period in 2017, a decrease of $283,091 that can be explained by decrease in product development and clinical trial expenses to preserve cash resources. Net cash provided from the net change in non-cash working capital items for the three months ended March 31, 2018 was $691,591, compared to a net cash outflow of $285,226 in the same period in 2017.  The net cash inflow can be attributed to a change in the balance sheet structure as the Company closed its consulting services and contract manufacturing businesses.

Net cash applied to investing activities for the three months ended March 31, 2018 was $17,162 compared to $351,260 for the same period in 2017, primarily due to a $245,227 decrease in purchase of property, plant and equipment, as there is still a requirement to preserve cash resources in 2018.

Subsequent Events
As of May 10, 2018, the Company has received cash proceeds of $12,338,854 from the investor-initiated exercise of 7,642,781 series C warrants, issued pursuant to the Public Transaction (the "Series C Warrants") at an exercise price of $1.46 per Series C Warrant as further described below.  The cash proceeds represent an increase in cash of approximately 106% compared to the $12,261,559 cash and cash equivalents as at March 31, 2018.

As announced today, the Nasdaq has confirmed that the Company has maintained its market capitalization above $35 million for 20 consecutive trading days and has regained compliance with the Nasdaq's market value listing rule. As described in our Annual Report on Form 20-F, we must still regain compliance with the Nasdaq $1.00 minimum bid price listing rule.

Warrant Exercises
None of the 25,676,368 series A warrants (the "Series A Warrants") or 22,431,506 series E warrants (the "Series E Warrants") issued pursuant to the 2017 Financings have been exercised and all such warrants remain outstanding.

As of May 10, 2018, all of the 25,676,368 series B warrants (the "Series B Warrants") initially issued pursuant to the 2017 Financings, have been exercised using the cashless alternative net number mechanism for 846,072,506 common shares ("Common Shares") and all of the 22,431,506 series F warrants (the "Series F Warrants") initially issued pursuant to the 2017 Financings have been exercised using the cashless alternate net number mechanism for 295,739,698 common shares.

As of May 10, 2018, of the 10,273,972 Series C Warrants initially granted, 8,451,270 have been exercised for 8,451,270 shares, 8,451,270 Series A Warrants and 8,451,270 Series B Warrants.  None of the 8,451,270 underlying Series A Warrants have been exercised and 8,417,292 of the 8,451,270 underlying Series B Warrants have been exercised using the cashless alternate net number mechanism for 395,930,429 common shares.

As of May 10, 2018, cumulatively there were 34,127,638 Series A Warrants, 33,978 Series B Warrants, 1,822,702 Series C Warrants and 22,431,507 Series E Warrants outstanding. 97% of the warrants with an alternate net number mechanism have been exercised.

Outstanding Share Data
As at May 10, 2018, the Company had 1,777,789,654 Common Shares issued and outstanding. Further, the following securities are convertible into Common Shares: 10,190,591 stock options with a weighted average price of $2.14, 58,415,824 warrants and the Notes, which could convert into 22,431,507 Common Shares (not taking into account the alternate conversion price mechanism). Our fully diluted share capital as of the same date is 1,868,968,102. Our fully diluted share capital, adjusted on the assumption that all the remaining Series B Warrants are exercised using the cashless alternative net number mechanism and the outstanding Notes are exercised using the alternate conversion price at the closing price on May 10, 2018 is 2,691,587,744.

For description of the terms of the securities issued pursuant to the 2017 Financings, see the forms of warrants and note previously filed on SEDAR and with the SEC on Form 6-K and the prospectus supplement previously filed on SEDAR and with the SEC. For a description of the risks associated with the securities issued pursuant to the 2017 Financings, the amount of such securities exercised or converted to date, the dilution to date caused by such exercises and conversions, and the potential dilution in the future due to such exercises and conversions, see the Company's Annual Report on Form 20-F, which is available on SEDAR at www.sedar.com and as filed with the SEC at www.sec.gov.

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board.

Neovasc's 2017 Annual Report on Form 20-F, Management's Discussion and Analysis and Consolidated Financial Statements and related notes are posted on the Company's website at www.neovasc.com and were filed on SEDAR and with the SEC. In addition to the summary contained herein, readers are encouraged to review the full disclosure in these documents.

Conference Call and Webcast information
Neovasc will be hosting a conference call today at 4:30 pm ET to discuss these results. To participate in the conference call, please dial 800-239-9838 (domestic) or 323-794-2551 (international) and use passcode 9386338#.

A recording of the call will be available until May 24, 2018 by calling 844-512-2921 (domestic) or 412-317-6671 (international) and using passcode 9386338#.  A link to the live and archived audio webcast of the conference call will also be available on the Presentations and Events page of the Investors section of Neovasc's website at www.neovasc.com.

About Neovasc Inc.
Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include the Neovasc Reducer™, for the treatment of refractory angina, which is not currently available in the United States and has been available in Europe since 2015, and the Tiara™, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada and Europe. For more information, visit: www.neovasc.com.

This news release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws regarding the Company's plans and expectations concerning its runway and ability to fund its operations with current cash into early 2019, future enrollment in the Company's clinical studies for the Tiara and Reducer, supporting new sites and reducing patient processing times for the TIARA-II study, applying for CE Mark approval in 2020 for the Tiara, the Reducer gaining traction in Europe and the Middle East, the Company's ability to initiate the Reducer COSIRA-II IDE study, increasing commercials sales of the Reducer in Europe, and the Company's ability to attain additional financing, the Company's ability to remain listed on the Nasdaq Capital Market and the Company's fully diluted share capital. Words and phrases such as "continue", "strategy", "believe", "may", "could", "should", "expect" and "will", and similar words or expressions, are intended to identify these forward-looking statements. Forward-looking statements are based on estimates and assumptions made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate in the circumstances. Many factors and assumptions could cause the Company's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the substantial doubt about the Company's ability to continue as a going concern; risks relating to the warrants (the "Warrants") and Notes issued pursuant to the 2017 Financings, resulting in significant dilution to the Company's shareholders; risks relating to the Company's need for significant additional future capital and the Company's ability to raise additional funding;  risks relating to cashless exercise and adjustment provisions in the Warrants and Notes issued pursuant to the 2017 Financings, which could make it more difficult and expensive for the Company to raise additional capital in the future and result in further dilution to investors; risks relating to the sale of a significant number of Common Shares of the Company; risks relating to the exercise of Warrants or conversion of Notes issued pursuant to the 2017 Financings, which may encourage short sales by third parties; risks relating to the possibility that the Company's Common Shares may be delisted from the Nasdaq or the TSX, which could affect their market price and liquidity; risks relating to the Company's Common Share price being volatile; risks relating to the influence of significant shareholders of the Company over the Company's business operations and share price; risks relating to the Company's significant indebtedness, and its effect on the Company's financial condition; risks relating to claims by third parties alleging infringement of their intellectual property rights; risks relating to lawsuits that the Company is subject to, which could divert the Company's resources and result in the payment of significant damages and other remedies; the Company's ability to establish, maintain and defend intellectual property rights in the Company's products; risks relating to results from clinical trials of the Company's products, which may be unfavorable or perceived as unfavorable; the Company's history of losses and significant accumulated deficit; risks associated with product liability claims, insurance and recalls; risks relating to use of the Company's products in unapproved circumstances, which could expose the Company to liabilities; risks relating to competition in the medical device industry, including the risk that one or more of the Company's competitors may develop more effective or more affordable products; risks relating to the Company's ability to achieve or maintain expected levels of market acceptance for the Company's products, as well as the Company's ability to successfully build its in-house sales capabilities or secure third-party marketing or distribution partners; the Company's ability to convince public payors and hospitals to include the Company's products on their approved products lists; risks relating to new legislation, new regulatory requirements and the efforts of governmental and third-party payors to contain or reduce the costs of healthcare; risks relating to increased regulation, enforcement and inspections of participants in the medical device industry, including frequent government investigations into marketing and other business practices; risks associated with the extensive regulation of the Company's products and trials by governmental authorities, as well as the cost and time delays associated therewith; risks associated with post-market regulation of the Company's products; health and safety risks associated with the Company's products and industry; risks associated with the Company's manufacturing operations, including the regulation of the Company's manufacturing processes by governmental authorities and the availability of two critical components of the Reducer; risk of animal disease associated with the use of the Company's products; risks relating to the manufacturing capacity of third-party manufacturers for the Company's products, including risks of supply interruptions impacting the Company's ability to manufacture its own products; risks relating to the Company's dependence on limited products for substantially all of the Company's current revenues; risks relating to the Company's exposure to adverse movements in foreign currency exchange rates; risks relating to the possibility that the Company could lose its foreign private issuer status under U.S. federal securities laws; risks relating to breaches of anti-bribery laws by the Company's employees or agents; risks associated with future changes in financial accounting standards and new accounting pronouncements; risks relating to the Company's dependence upon key personnel to achieve its business objectives; the Company's ability to maintain strong relationships with physicians; risks relating to the sufficiency of the Company's management systems and resources in periods of significant growth; risks associated with consolidation in the health care industry, including the downward pressure on product pricing and the growing need to be selected by larger customers in order to make sales to their members or participants; risks relating to the Company's ability to successfully identify and complete corporate transactions on favorable terms or achieve anticipated synergies relating to any acquisitions or alliances; risks relating to the Company's ability to successfully enter into fundamental transactions as defined in the Series C warrants issued pursuant to the 2017 Financings; anti-takeover provisions in the Company's constating documents which could discourage a third party from making a takeover bid beneficial to the Company's shareholders; and risks relating to conflicts of interests among the Company's officers and directors as a result of their involvement with other issuers. These risk factors and others relating to the Company are discussed in greater detail in the "Risk Factors" section of the Company's Annual Report on Form 20-F and in Management's Discussion and Analysis for the quarter ended March 31, 2018 (copies of which may be obtained at  www.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on the Company's forward-looking statements.  The Company has no intention and undertakes no obligation to update or revise any forward-looking statements or to provide information relating to further incremental exercises of Warrants or conversion of Notes beyond required periodic filings with securities regulators, whether as a result of new information, future events or otherwise, except as required by law.

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SOURCE Neovasc Inc.

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%CIK: 0001399708

For further information: Chris Clark, Chief Financial Officer, Neovasc Inc., 604 248-4138, cclark@neovasc.com; Jeremy Feffer, LifeSci Advisors, LLC, 212-915-2568, jeremy@lifesciadvisors.com

CO: Neovasc Inc.

CNW 16:05e 10-MAY-18